FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Enersis S.A.

Securities Register N° 175

Santiago, April 27, 2011

Ger. Gen. N° 52/2011

Mr. Fernando Coloma C.

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernando O’Higgins 1449

Santiago

Ref.: Material Fact

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045, as well as General Rule N° 30 of the Superintendency, and in the use of the powers conferred upon me, I inform as Material Fact that on the Ordinary Shareholders’ Meeting of Enersis S.A. held on April 26, 2011, was unanimously agreed to distribute a minimum mandatory dividend (partially integrated by Provisional Dividend N° 82) and an additional dividend, for a total of $7.44578.  Given that the above mentioned Provisional Dividend N° 82 was already paid, it will be distributed and paid the remaining amount of the Definitive Dividend N° 83 of $5.87398 per share.

In addition, as provided for in Resolution N° 660/86 issued by the Superintendency, I hereby attach two Forms, containing information regarding the Definitive Dividend N° 83.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.:     Bolsa de Comercio de Santiago

           Bolsa Electrónica de Chile

           Bolsa Corredores de Valparaíso

           Comisión Clasificadora de Riesgo

           Banco Santander Santiago – Bond Holders Representative

           Depósito Central de Valores

SUPERINTENDENCY

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 23 /04 / 2010 (DD MM YY)

1. COMPANY IDENTIFICATION

1.01 Tax N°:   94.271.000-3                                                          1.02 Date:    27 / 04 / 2011   (DD MM YY)

1.03 Company:   ENERSIS   S.A.

1.04 Securities Registry N°:   0175                                                1.05 Affected series:    Unic   .

1.06 Ticker local Exchange:   ENERSIS                                         1.07 Individualization movement:   83

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  26/ 04 / 2011  (DD MM YY)

2.02 Agreement Settlement:    1   .  (1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

                                                        3: Board Meeting)

2.03 Amount of the dividend:  94,546,940,750__                                                        2.04 Type of currency: Ch $  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465 3.02 Closing Date: 06 / 05 / 2011 (DD MM YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:  2.  (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  31 / 12 / 10  (DD MM YY)

4.03 Type of payment:   1        (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies

                                                  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: __2.89567 /share 5.02 Type of currency: Ch $ --. 5.03 Payment Date: 12 / 05 / 2011 (DD MM AA)

(CONTINUE)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Started Date:      /    /     (DD MM YY)

6.02 Expiration Option Date:      /    /     (DD MM YY)

6.03 Date of the distribution of shares :      /    /     (DD MM YY)

6.04 Series to choose:                                  (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                  (Only if the option is based on shares of own issuance)

6.06 Tax N° of the Issuer:                         (Only if the option is in shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                            shares  to be received by one share with rights

6.09 Share price:                     /share                                                    6.10 Type of currency: Ch $                  .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2010 Net Income and corresponds to 19.45% of the liquid net income for the year ended December 31, 2010, and jointly, with the Interim Dividend N°82, of $1.57180 per share, already paid, which corresponds to 10.55% of the liquid net income for the year ended December 31, 2010, constitute the minimum dividend stated by law of 30% of the liquid net income for the year ended in December 2010.

Hour, Place and Payment procedures:  To all shareholders with its corresponding authorization, the dividend will be transfer into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 12, 2011, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on May 2, 2011.

Type of Entity: Liability Stock Company

NOTE: On January 27, 2010 the company paid shareholders the Interim Dividend N°82, of $1.57180 per share, charged to the year 2010. This Interim Dividend corresponds to 10.55% of the 2010 liquid Net Income.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  IGNACIO ANTOÑANZAS ALVEAR

SUPERINTENDENCY

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 27 / 04 / 2011 (DD MM YY)

1. COMPANY IDENTIFICATION

1.01 Tax N°:   94.271.000-3                                                          1.02 Date:    27 / 04 / 2011   (DD MM YY)

1.03 Company:   ENERSIS   S.A.

1.04 Securities Registry N°:   0175                                                1.05 Affected series:    Unic   .

1.06 Ticker local Exchange:   ENERSIS                                         1.07 Individualization movement:   83A

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  26/ 04 / 2010  (DD MM YY)

2.02 Agreement Settlement:    1   .  (1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

                                                        3: Board Meeting)

2.03 Amount of the dividend:  97,245,362,800_                                                        2.04 Type of currency: Ch $  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465 3.02 Closing Date: 06 / 05 / 2011 (DD MM YY)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:  3.  (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  31 / 12 / 10  (DD MM YY

4.03 Type of payment:   1        (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies

                                                  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: __2.97831 /share 5.02 Type of currency: Ch $ --. 5.03 Payment Date: 12 / 05 / 2011 (DD MM YY)

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date:      /    /     (DD MM YY)

6.02 Expiration Option Date:      /    /     (DD MM YY)

6.03 Date of the distribution of shares :      /    /     (DD MM YY)

6.04 Series to choose:                                  (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                  (Only if the option is based on shares of own issuance)

6.06 Tax N° of the Issuer:                         (Only if the option is in shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                            shares  to be received by one share with rights

6.09 Share price:                     /share                                                   6.10 Type of currency: Ch $                  .

(CONTINUE)

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2010 Net Income and corresponds to 19.45% of the liquid net income for the year ended on December 31, 2010, and jointly, with the Interim Dividend N°82, of $1.57180 per share, already paid, which corresponds to 10.55% of the liquid net income for the year ended December 31, 2010, constitute the minimum dividend stated by law of 30% of the liquid net income for the year ended in December 2010.

Hour, Place and Payment procedures:  To all shareholders with its corresponding authorization, the dividend will be transfer into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 12, 2011, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts were notified during a verification process. In cases in which checks are sent back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on May 2, 2011.

Type of Entity: Liability Stock Company

NOTE: On January 27, 2010 the company paid shareholders the Interim Dividend N°82, of $1.57180 per share, charged to the year 2010. This Interim Dividend corresponds to 10.55% of the 2010 liquid Net Income.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  IGNACIO ANTOÑANZAS ALVEAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: April 27, 2011